[Alliance Bankshares Corporation Letterhead]
October 9, 2009
BY EDGAR
Brittany Ebbertt
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Alliance Bankshares Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 15, 2009
File No. 000-49976

Dear Ms. Ebbertt:
     Alliance Bankshares Corporation (the “Company”) submits this letter in response to comments from the Staff of the U.S. Securities and Exchange Commission received by letter dated September 25, 2009 (the “Comment Letter”) relating to the above-referenced filing.
     This letter confirms our October 8, 2009 voicemail exchange pursuant to which the Company has been granted an extension of time to and including October 23, 2009 to respond to the Comment Letter. The Company intends to file a response to the Comment Letter no later than October 23, 2009.
     Thank you for your cooperation. If you require additional information, please feel free to contact me at (703) 814-7207.

Sincerely,
/s/ Paul M. Harbolick, Jr.
Paul M. Harbolick, Jr.
Executive Vice President and Chief Financial Officer Alliance Bankshares Corporation